NCM Capital Investment Trust

Confidential Treatment Requested

August 26, 2010
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NCM Capital Investment Trust (the “Registrant”)
File Nos. 333-140534; 811-22015

Ladies and Gentlemen:

Ms. Sheila Stout of the staff of the Securities and Exchange Commission (the “Commission”) recently contacted the Registrant to provide comments on the Registrant’s Form N-CSR for the fiscal year ended February 28, 2010.  The following are the comments provided and the Registrant’s response to each:

1. COMMENT:  A “Receivable from Adviser” in the amount of $10,198 is reported on the Statement of Assets and Liabilities of the NCM Capital Mid-Cap Growth Fund (the “Fund”).  Please confirm that the Fund received payment from NCM Capital Advisers, Inc. (the “Adviser”) shortly after the end of the fiscal year to close out this receivable.

RESPONSE:  The Fund received a payment of $10,198 on March 5, 2010 from the Adviser.

2. COMMENT:  On the Statements of Changes in Net Assets, the totals of the Proceeds from Shares Sold and Payments for Shares Redeemed do not tie to the Registrant’s Form 24F-2 for the fiscal year ended February 28, 2010.  Please explain and reconcile these differences.

RESPONSE:  The Form 24F-2 did not reflect a late accounting adjustment to the financial statements made after the Form was originally filed.  The Registrant has filed an amended Form 24F-2.  The registration fee due was correctly stated on the Form 24F-2 originally filed on April 22, 2010.

3. COMMENT:  In the Notes to Financial Statements, Note 4 “Transactions with Affiliates and Service Providers – Investment Advisory Agreement” discloses that the Adviser waived all of its investment advisory fees of $4,010 and reimbursed $227,933 of other operating expenses, for a total of $231,943 in fees waived and expenses reimbursed by the Adviser.  Please explain why the Statement of Operations reports $231,643 in fees waived and expenses reimbursed by the Adviser.  If the difference is due to a typographical error in the Notes, state that going forward the Registrant will ensure that the amounts properly agree.

Confidential Treatment Requested by NCM Investment Trust – NCMIT 001

RESPONSE:  The difference is due to a inadvertent typographical error.  The Registrant will ensure that the amounts properly agree going forward.

4.  COMMENT:  In future shareholder reports, disclose in Note 4 to the Financial Statements, “Transactions with Affiliates and Service Providers – Investment Advisory Agreement”, the date through which the Adviser’s obligations under the Expense Limitation Agreement extend.  Also, if the Adviser has the ability to recapture any advisory fees it has waived or Fund operating expenses that it has reimbursed under the Expense Limitation Agreement, disclose the term of such arrangement.

RESPONSE:  The date through which the Adviser’s obligation under the Expense Limitation extend will be disclosed in the Registrant’s future shareholder reports, as applicable.  The Adviser does not have the ability to recapture any advisory fees it has waived or Fund operating expenses that it has reimbursed under the Expense Limitation Agreement.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at (919) 294-2009 if you have any questions or wish to discuss these matters further.

Very truly yours,

/s/ Michael L. Lawrence

Michael L. Lawrence
Treasurer

cc:	Ms. Sheila Stout
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Confidential Treatment Requested by NCM Investment Trust – NCMIT 002